Exhibit 99.1

TEMBO HONOURED WITH ELECTRICAL VEHICLE INNOVATION OF THE YEAR AWARD IN DUBAI, UNITED ARAB EMIRATES

Tech Innovation Awards 2023 was hosted in Dubai, ahead of COP28 later this year

Award follows recent signing of landmark joint venture to electrify jeepneys in the Philippines

Jeepney electrification JV gives Tembo access to total addressable market estimated at US$10bn+ (excluding charging and other ancillary solutions) with 40 million passenger trips per day and 600,000 driver livelihoods

LONDON, October 6, 2023 (GLOBE NEWSWIRE) – Tembo E-LV BV (“Tembo”), a subsidiary of the NASDAQ listed B Corp, VivoPower International PLC (“VivoPower”), is pleased to announce that it has been honoured with the prestigious Electric Vehicle Innovation of the Year Award at the Tech Innovation Awards 2023 event in Dubai.

Hosted by Entrepreneur Middle East, the Tech Innovation Awards recognises the best technological innovations in the Middle East and North Africa region. The prestigious event sees industry leaders come together to celebrate the individuals and enterprises shaping the tech industry's future.

The recognition is testament to VivoPower and Tembo’s commitment to the United Arab Emirates and broader GCC (Gulf Co-Operation Council) and African regions as important markets for its sustainable energy solutions.

About VivoPower

VivoPower is an award-winning global sustainable energy solutions B Corporation company focused on electric solutions for off-road and on-road customised and ruggedised fleet applications, battery and microgrids, solar and critical power technology and services. The Company’s core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net-zero carbon status. VivoPower has operations and personnel in Australia, Canada, the Netherlands, the United Kingdom, the United States, the Philippines, and the United Arab Emirates.

About Tembo

Tembo electric utility vehicles (EUVs) are the premier 100% electric solution for ruggedised and/or customised applications for fleet owners in the mining, agriculture, infrastructure, energy utilities, defence, police, government, humanitarian, and game safari industries. Tembo provides safe, high-performance off-road and on-road electric utility vehicles that meet exacting standards of safety, reliability, and quality. Its core purpose is to provide safe and reliable electrification solutions for utility vehicle fleet owners -globally, helping perpetuate useful life, reduce costs, maximise return on assets, meet ESG goals and activate the circular economy.

Tembo is a subsidiary of the NASDAQ listed B Corporation, VivoPower International PLC.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterisations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Shareholder Enquiries

shareholders@vivopower.com